[Tel-Instruments Letterhead]

February 13, 1997

Securities & Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C. 20549

Re:            Tel-Instruments Electronics Corp.
               Commission File No. 033-18978

Gentlemen:

Our Notification of Late Filing on Form 12b-25 for our annual report on Form 10-Q for the period ended December 28, 1996 is being sent to you via Edgar.

Very truly yours,

/s/ Richard J. Wixson
------------------------------
Richard J. Wixson
Vice President Manufacturing

RJW:dm
Enc.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                                                   Commission File Number ______

                          NOTIFICATION OF LATE FILING

   (Check One): [ ] Form 10-K    [ ] Form 20-F   [ ] Form 11-K
                [x] Form 10-Q    [ ] Form N-SAR

                       For Period Ended: December 28, 1996

                       [ ] Transition Report on Form 10-K
                       [ ] Transition Report on Form 20-F
                       [ ] Transition Report on Form 11-K
                       [ ] Transition Report on Form 10-Q
                       [ ] Transition Report on Form N-SAR

                       For the Transition Period Ended:_________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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Part I - Registrant Information

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Full Name of Registrant  TEL-INSTRUMENT ELECTONICS CORP.

Former Name if Applicable

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Address of Principal Executive Office (Street and Number)

728 Garden Street, Carlstadt, New Jersey 07072

City, State and Zip Code

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     [ ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be file on or before fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Company has been reviewing its plans. The plan has not been completed to file by the February 14, 1997 deadline.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     Richard J. Wixson                  201                 933-1600
          (Name)                    (Area Code)         (Telephone Number)

(2)  Have all other periodic  reports required under Section
     13 or 15(d) of the  Securities  Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during
     the  preceding 12 months (or for such  shorter)  period
     that the registrant was required to file such report(s)
     been filed? If the answer is no,  identify  reports(s).     [x] Yes [ ] No


(3)  Is  it  anticipated  that  any  significant  change  in results of operations from the corresponding period for
     the last fiscal year will be  reflected by the earnings
     statements  to be  included  in the  subject  report or
     portion thereof?                                             [ ] Yes [x] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        Tel-Instrument Electronics Corp.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   February 13, 1997                  By  /s/ Richard J. Wixson
    ---------------------                 --------------------------
                                                  Vice President Manufacturing

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25)of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.